FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of August 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on July 31, 2012, by Panasonic Corporation (the registrant), announcing its consolidated financial results for first quarter ended June 30, 2012 (fiscal 2013).

2.	Supplemental consolidated financial data for first quarter ended June 30, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: August 2, 2012

July 31, 2012

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Atsushi Hinoki (Japan)

Global Public Relations Office

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Haruhiko Sezaki (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

ANNOUNCEMENT OF FINANCIAL RESULTS

PANASONIC REPORTS FIRST-QUARTER RESULTS

- Overall Sales Down due to Weak Demand for AV products in Japan;

Earnings Turnaround on Improved Management Structure -

Osaka, Japan, July 31, 2012 — Panasonic Corporation (Panasonic [NYSE: PC/TSE:6752]) today reported its consolidated financial results for the first quarter, ended June 30, 2012, of the current fiscal year ending March 31, 2013 (fiscal 2013).

Consolidated First-quarter Results

Consolidated group sales for the first quarter decreased by 6% to 1,814.5 billion yen due mainly to weak demand for AV products in Japan, compared with 1,929.5 billion yen for the first quarter of the year ended March 31, 2012 (fiscal 2012). Of the consolidated group total, domestic sales amounted to 922.1 billion yen, down by 5% from 967.6 billion yen a year ago. Overseas sales decreased by 7% to 892.4 billion yen from 961.9 billion yen a year ago.

During the first quarter under review, the Japanese market showed a slow recovery with an increasing number of housing starts due to growing reconstruction demand following the Great East Japan Earthquake, and the government’s eco-housing subsidy. Another factor is automobile sales growth thanks to the eco-car subsidy. However, the home electronics market, especially flat-panel TVs, continued to be very difficult.

In the meantime, the global economy as a whole slowed down caused by the economic turmoil re-triggered by the European financial crisis, despite signs of economic recovery in some regions.

Under such business circumstances, Panasonic has been working towards establishing new profit-making business models and recovering business performance with the united efforts of all Panasonic under the new business structure which enables the company to strengthen a more direct relationship with consumers globally.

Operating profit1 increased to 38.6 billion yen from 5.6 billion yen a year ago, while pre-tax income and net income attributable to Panasonic Corporation increased to 37.8 billion yen and 12.8 billion yen from a loss of 17.4 billion yen and a loss of 30.4 billion yen, respectively. Despite sales decline and yen appreciation, these results were due mainly to fixed cost reductions and streamlining of material costs.

Breakdown by Segment

The company restructured its Group organization on January 1, 2012, resulting in the reportable number of segments from six to eight. Accordingly, segment information for the first quarter of fiscal 2012 has been reclassified to conform to the presentation for the same period of fiscal 2013.

The company’s first quarter consolidated sales and profits by segment with previous year comparisons are summarized as follows:

AVC Networks

Sales decreased by 20% to 359.7 billion yen from 449.9 billion yen a year ago. Despite favorable sales of PCs and others, this result was due mainly to significant sales decline in flat-panel TVs and BD recorders in Japan. Segment profit significantly improved to 7.4 billion yen, compared with a loss of 3.8 billion yen a year ago due mainly to fixed cost reduction and restructuring effects.

Appliances

Sales increased by 3% to 431.4 billion yen, compared with 417.7 billion yen a year ago. Despite sales decreases in compressors and motors, this result was due mainly to sales increases in refrigerators and washing machines. Segment profit increased by 7% to 37.4 billion yen, compared with 34.9 billion yen a year ago due mainly to fixed cost reduction.

[1]	For information about operating profit, see Note 2 of the Notes to consolidated financial statements on page 11.

Systems & Communications

Sales decreased by 9% to 164.5 billion yen from 181.6 billion yen a year ago due mainly to sales decreases in system-related equipment such as compact multifunction printers and private branch exchange (PBX) products. Segment loss amounted to 8.3 billion yen compared with a loss of 9.9 billion yen a year ago.

Eco Solutions

Overall sales remained stable at 355.2 billion yen compared with 356.5 billion yen a year ago. Despite sales increases in the lighting and environmental system businesses, this result was due mainly to sales decreases in the energy system business especially home use fire prevention devices in Japan. Segment profit decreased by 37% to 3.9 billion yen from 6.1 billion yen a year ago.

Automotive Systems

Sales significantly increased by 71% to 190.7 billion yen from 111.7 billion yen a year ago due mainly to strong sales in car AVC equipment and car navigation systems compared with the fiscal 2012 results affected by the Great East Japan Earthquake. Segment profit significantly improved to 4.2 billion yen compared with segment loss of 3.7 billion yen a year ago due mainly to sales increase.

Industrial Devices

Sales decreased by 7% to 338.2 billion yen from 364.0 billion yen a year ago. Despite sales increases in electronic components and materials, this result was due mainly to sales decreases in optical pickups and semiconductors. Segment profit significantly improved to 7.3 billion yen compared with a loss of 2.7 billion yen a year ago due mainly to fixed cost reduction.

Energy

Sales decreased by 2% to 142.6 billion yen from 145.1 billion yen a year ago. Despite sales increases in automotive-use batteries, and solar photovoltaic systems in Japan, this result was due mainly to sales decreases in consumer-use lithium-ion batteries and dry batteries. Segment profit amounted to 0.1 billion yen compared with a loss of 7.5 billion a year ago due mainly to fixed cost reduction and streamlining material costs.

Other

Sales decreased by 29% to 343.5 billion yen from 484.5 billion yen a year ago. The sales decline owing to the SANYO-related business transfers implemented in fiscal 2012 led to the overall sales decrease. Segment profit increased by 6% to 4.1 billion yen from 3.9 billion yen a year ago due mainly to fixed cost reduction.

Consolidated Financial Condition

Net cash provided by operating activities for the first quarter of fiscal 2013 amounted to 53.8 billion yen compared with an outflow of 34.6 billion yen a year ago. This difference was due to a positive net income in first quarter of fiscal 2013 compared with a net loss of fiscal 2012, and a decrease in working capital (net of trade receivables, inventories and trade payables). Net cash provided by investing activities amounted to 1.3 billion yen compared with an outflow of 56.4 billion yen a year ago. This was due primarily to a decrease in capital expenditures and an increase in proceeds from disposals of investments and property, plant and equipment. Net cash used in financing activities increased by 37.9 billion yen to 73.8 billion yen, due mainly to a decrease in short-term bonds balance. Taking into consideration exchange rate fluctuations, cash and cash equivalents totaled 536.7 billion yen as of June 30, 2012, down 37.8 billion yen, compared with the end of the last fiscal year.

The company’s consolidated total assets as of June 30, 2012 decreased by 168.3 billion yen to 6,432.7 billion yen from March 31, 2012. This was due mainly to a decrease in investments and advances, affected by the disposition and decline of the market value in investment, in addition to appreciation of the yen. Panasonic Corporation shareholders’ equity decreased by 62.6 billion yen, compared with March 31, 2012, to 1,867.2 billion yen. This was due mainly to deterioration in accumulated other comprehensive income (loss) along with appreciation of the yen and decline of the market value in investment. Adding Noncontrolling interests to Panasonic Corporation shareholders’ equity, total equity decreased by 73.1 billion yen to 1,904.4 billion yen compared with March 31, 2012.

Forecast for Fiscal 2013

The business performance forecast for fiscal 2013 remains unchanged from the previous forecast announced on May 11, 2012.

Panasonic Corporation is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Panasonic’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following web sites:

Panasonic home page URL: http://panasonic.net/

Panasonic IR web site URL: http://panasonic.net/ir/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Panasonic Corporation

Consolidated Statements of Operations and

Consolidated Statements of Comprehensive Income (Loss) *

(Three months ended June 30)

Consolidated Statements of Operations
	Yen (millions)		Percentage 2012/2011
	2012	2011
Net sales	¥1,814,498	¥1,929,548	94%
Cost of sales	(1,350,995)	(1,455,507)
Selling, general and administrative expenses	(424,900)	(468,465)
Interest income	2,803	3,426
Dividends received	2,228	2,815
Interest expense	(5,626)	(7,345)
Expenses associated with the implementation of early retirement programs *	(392)	(3,571)
Other income (deductions), net *	209	(18,334)

Income (loss) before income taxes	37,825	(17,433)	—

Provision for income taxes	(27,453)	(17,453)
Equity in earnings of associated companies	703	2,262

Net income (loss)	11,075	(32,624)	—
Less net income (loss) attributable to noncontrolling interests	(1,734)	(2,273)

Net income (loss) attributable to Panasonic Corporation	¥12,809	¥(30,351)	—

Net income (loss) attributable to Panasonic Corporation, basic
per common share	5.54 yen	(13.13) yen
per ADS	5.54 yen	(13.13) yen
Net income (loss) attributable to Panasonic Corporation, diluted
per common share *	—	—
per ADS *	—	—

<Supplementary Information *>
Depreciation (tangible assets)	¥67,837	¥74,871
Capital investment **	¥70,586	¥63,940
R&D expenditures	¥122,490	¥132,181

Number of employees (June 30)	327,512	365,899

Consolidated Statements of Comprehensive Income (Loss)

	Yen (millions)		Percentage 2012/2011
	2012	2011
Net income (loss)	¥11,075	¥(32,624)	—
Other comprehensive income (loss), net of tax
Translation adjustments	(50,747)	(28,327)
Unrealized holding gains (losses) of available-for-sale securities	(26,243)	(1,886)
Unrealized gains (losses) of derivative instruments	5,185	1,459
Pension liability adjustments	4,457	2,785

	(67,348)	(25,969)

Comprehensive income (loss)	(56,273)	(58,593)	—
Less comprehensive income (loss) attributable to noncontrolling interests	(5,311)	(3,678)

Comprehensive income (loss) attributable to Panasonic Corporation	¥(50,962)	¥(54,915)	—

(Parentheses indicate expenses, deductions or losses.)

*	See Notes to consolidated financial statements on pages 11-12.
**	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Balance Sheets **

June 30, 2012

With comparative figures for March 31, 2012

	Yen (millions)
	June 30, 2012	March 31, 2012
Assets
Current assets:
Cash and cash equivalents	¥536,651	¥574,411
Time deposits	18,128	36,575
Short-term investments	466	483
Trade receivables:
Notes	81,414	73,044
Accounts	914,344	963,202
Allowance for doubtful receivables	(25,004)	(26,604)
Inventories	838,387	801,991
Other current assets	462,499	454,663

Total current assets	2,826,885	2,877,765

Investments and advances	375,277	451,879
Property, plant and equipment, net of accumulated depreciation	1,736,244	1,762,558
Other assets	1,494,311	1,508,853

Total assets	¥6,432,717	¥6,601,055

Liabilities and Equity
Current liabilities:
Short-term debt, including current portion of long-term debt	¥605,242	¥633,847
Trade payables:
Notes	64,573	53,243
Accounts	784,465	797,770
Other current liabilities	1,370,691	1,394,644

Total current liabilities	2,824,971	2,879,504

Noncurrent liabilities:
Long-term debt	920,844	941,768
Other long-term liabilities	782,453	802,217

Total noncurrent liabilities	1,703,297	1,743,985

Total liabilities	4,528,268	4,623,489

Panasonic Corporation shareholders’ equity:
Common stock	258,740	258,740
Capital surplus	1,117,447	1,117,530
Legal reserve	95,538	94,512
Retained earnings	1,441,396	1,441,177
Accumulated other comprehensive income (loss) *	(798,926)	(735,155)
Treasury stock, at cost	(247,020)	(247,018)

Total Panasonic Corporation shareholders’ equity	1,867,175	1,929,786

Noncontrolling interests	37,274	47,780

Total equity	1,904,449	1,977,566

Total liabilities and equity	¥6,432,717	¥6,601,055

* Accumulated other comprehensive income (loss) breakdown:
	Yen (millions)
	June 30, 2012	March 31, 2012
Cumulative translation adjustments	¥(529,331)	¥(482,168)
Unrealized holding gains (losses) of available-for-sale securities	(12,941)	13,283
Unrealized gains (losses) of derivative instruments	1,457	(3,728)
Pension liability adjustments	(258,111)	(262,542)

**	See Notes to consolidated financial statements on pages 11-12.

Panasonic Corporation

Consolidated Information by Segment *

(Three months ended June 30)

By Segment:

	Yen (billions)		Percentage 2012/2011
	2012	2011
[Sales]
AVC Networks	¥359.7	¥449.9	80%
Appliances	431.4	417.7	103%
Systems & Communications	164.5	181.6	91%
Eco Solutions	355.2	356.5	100%
Automotive Systems	190.7	111.7	171%
Industrial Devices	338.2	364.0	93%
Energy	142.6	145.1	98%
Other	343.5	484.5	71%

Subtotal	2,325.8	2,511.0	93%
Eliminations	(511.3)	(581.5)	—

Consolidated total	¥1,814.5	¥1,929.5	94%

[Segment Profit (Loss)]*
AVC Networks	¥7.4	¥(3.8)	—
Appliances	37.4	34.9	107%
Systems & Communications	(8.3)	(9.9)	—
Eco Solutions	3.9	6.1	63%
Automotive Systems	4.2	(3.7)	—
Industrial Devices	7.3	(2.7)	—
Energy	0.1	(7.5)	—
Other	4.1	3.9	106%

Subtotal	56.1	17.3	324%
Corporate and eliminations	(17.5)	(11.7)	—

Consolidated total	¥38.6	¥5.6	692%

*	See Notes to consolidated financial statements on pages 11-12.

Panasonic Corporation

Consolidated Statements of Cash Flows *

(Three months ended June 30)

	Yen (millions)
	2012	2011
Cash flows from operating activities:
Net income (loss)	¥11,075	¥(32,624)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	84,875	95,319
Net (gain) loss on sale of investments	(7,034)	976
Cash effects of changes in, excluding acquisition:
Trade receivables	17,180	(2,866)
Inventories	(57,270)	(88,324)
Trade payables	23,860	(2,762)
Retirement and severance benefits	(4,312)	(5,802)
Other	(14,605)	1,491

Net cash provided by (used in) operating activities	53,769	(34,592)

Cash flows from investing activities:
Proceeds from disposition of investments and advances	42,380	12,241
Increase in investments and advances	(1,244)	(2,181)
Capital expenditures	(86,019)	(97,546)
Proceeds from disposals of property, plant and equipment	37,762	25,397
(Increase) decrease in time deposits	16,918	10,297
Other	(8,480)	(4,575)

Net cash provided by (used in) investing activities	1,317	(56,367)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(31,519)	2,736
Increase (decrease) in long-term debt	(23,965)	(17,481)
Dividends paid to Panasonic Corporation shareholders	(11,559)	(10,351)
Dividends paid to noncontrolling interests	(6,642)	(5,796)
(Increase) decrease in treasury stock	(7)	(13)
Purchase of noncontrolling interests and Other	(123)	(4,980)

Net cash used in financing activities	(73,815)	(35,885)

Effect of exchange rate changes on cash and cash equivalents	(19,031)	(10,941)

Net increase (decrease) in cash and cash equivalents	(37,760)	(137,785)
Cash and cash equivalents at beginning of period	574,411	974,826

Cash and cash equivalents at end of period	¥536,651	¥837,041

*	See Notes to consolidated financial statements on pages 11-12.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operations and Note 3 for the U.S. GAAP reconciliation.

3.	Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies and the impairment loss on goodwill and fixed assets are included as part of operating profit in the statement of operations.

4.	In June 2011, FASB issued Accounting Standards Update (ASU) 2011-05, “Presentation of Comprehensive Income.” Accordingly, the company adopted ASU 2011-05 from fiscal 2013 and presents the consolidated statement of comprehensive income (loss) following the consolidated statement of operations.

5.	In other income (deductions), the company incurred expenses associated with the implementation of early retirement programs of certain domestic and overseas companies.

6.	Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the company did not have potential common shares that were outstanding for the period.

7.	Regarding consolidated segment profit (loss), expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each segment, and are included in Corporate and eliminations.

8.	Panasonic Electronic Devices Co., Ltd. and Panasonic Electronic Devices Japan Co., Ltd., were absorbed by the company on April 1, 2012.

9.	Effective from the beginning of fiscal 2013, investments and depreciation expenses in molding dies are included in “Capital investment” and “Depreciation (tangible assets),” respectively. Accordingly, the amounts of “Depreciation (tangible assets)” and “Capital investment” of supplementary information on consolidated statements of operations for fiscal 2012 are changed. The related amounts of the consolidated statements of cash flows and consolidated balance sheets for fiscal 2012 are also changed.

10.	The company’s segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain company, in order to ensure consistency of its internal management structure and disclosure.

The company restructured its Group organization on January 1, 2012, resulting in the number of reportable segments from six to eight. Accordingly, segment information for the three months ended June 30, 2011 has been reclassified to conform to the presentation for the three months ended June 30, 2012.

Other segment consists of Healthcare Company, Manufacturing Solutions Company, PanaHome Corporation and others.

11. Number of consolidated companies: 565 (including parent company)

12. Number of associated companies under the equity method: 101

# # #

July 31, 2012

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2013

First Quarter, ended June 30, 2012

Note:	The company restructured its Group organization on January 1, 2012, resulting in the number of reportable segments from six to eight. Accordingly, segment information for fiscal 2012 has been reclassified to conform to the presentation for fiscal 2013.

1. Segment Information

yen (billions)

	Sales	13/12	Segment Profit	% of sales	13/12
AVC Networks	359.7	80%	7.4	2.1%	—
Appliances	431.4	103%	37.4	8.7%	107%
Systems & Communications	164.5	91%	-8.3	-5.1%	—
Eco Solutions	355.2	100%	3.9	1.1%	63%
Automotive Systems	190.7	171%	4.2	2.2%	—
Industrial Devices	338.2	93%	7.3	2.2%	—
Energy	142.6	98%	0.1	0.1%	—
Other	343.5	71%	4.1	1.2%	106%

Total	2,325.8	93%	56.1	2.4%	324%
Corporate and eliminations	-511.3	—	-17.5	—	—

Consolidated total	1,814.5	94%	38.6	2.1%	692%

2. Domain Companies’ Information

(Business domain company basis)

<Sales and Domain Company Profit>

yen (billions)

	Sales	13/12	Segment Profit	% of sales	13/12
Healthcare Company	32.3	103%	1.8	5.6%	208%
Manufacturing Solutions Company	44.6	94%	6.3	14.2%	94%

Note: Healthcare Company and Manufacturing Solutions Company are included in Other segment.

3. Sales by Region

yen (billions)

	Sales
		Yen basis 13/12	Local currency basis 13/12
Domestic	922.1	95%	—
Overseas	892.4	93%	97%
North and South America	244.0	102%	105%
Europe	168.2	85%	96%
Asia	227.5	90%	95%
China	252.7	93%	94%

Total	1,814.5	94%	96%

Supplemental Consolidated Financial Data

for Fiscal 2013 1Q, ended June 30, 2012

Panasonic Corporation

4. Sales by Products

yen (billions)

Products	Sales	13/12 *
LCD TVs	92.3	90%
Plasma TVs	42.4	53%
Digital cameras	34.6	78%
BD recorders / players	13.0	38%
Air conditioners	102.5	99%
Washing machines and clothes dryers	35.9	116%
Refrigerators	39.7	121%
Electronic components and materials	166.1	104%
Semiconductors	37.6	90%

*	The company restructured its Group organization on January 1, 2012. Accordingly, the company reclassified the figures of fiscal 2012 included in the prior segments of PEW and PanaHome, and SANYO.

5. Capital Investment by Segments *

yen (billions)

	Capital Investment
		13-12
AVC Networks	8.2	-2.3
Appliances	11.4	+2.0
Systems & Communications	1.8	-1.3
Eco Solutions	7.8	-0.2
Automotive Systems	1.9	+0.5
Industrial Devices	18.7	+1.8
Energy	16.5	+8.7
Other	4.3	-2.5

Total	70.6	+6.7

*	These figures are calculated on an accrual basis.

Note:	Effective from the beginning of fiscal 2013, investments in molding dies are included in “Capital investment.” Accordingly, the amounts of “Capital Investment” for fiscal 2012 are changed.

6. Foreign Currency Exchange Rates

	Export Rates		Rates Used for Consolidation		Foreign Currency Transaction
	Fiscal 2012 1st quarter	Fiscal 2013 1st quarter	Fiscal 2012 1st quarter	Fiscal 2013 1st quarter	Fiscal 2012 1st quarter		Fiscal 2013 1st quarter
U.S. Dollars	¥82	¥78	¥82	¥80	US$	0.9 billion	US$	0.6 billion
Euro	¥114	¥101	¥117	¥103		€0.4 billion		€0.4 billion

7. Number of Employees

(persons)

	End of June 2011	End of March 2012	End of June 2012
Domestic	145,546	133,605	132,815
Overseas	220,353	197,162	194,697

Total	365,899	330,767	327,512

Supplemental Consolidated Financial Data

for Fiscal 2013 1Q, ended June 30, 2012

Panasonic Corporation

<Attachment 1> Reference

Segment information for fiscal 2013

Sales	yen (billions)

1st quarter (Apr.-June)
AVC Networks	359.7
Appliances	431.4
Systems & Communications	164.5
Eco Solutions	355.2
Automotive Systems	190.7
Industrial Devices	338.2
Energy	142.6
Other	343.5

Total	2,325.8
Eliminations	-511.3

Consolidated total	1,814.5

Segment profit	yen (billions)

1st quarter (Apr.-June)
AVC Networks	7.4
Appliances	37.4
Systems & Communications	-8.3
Eco Solutions	3.9
Automotive Systems	4.2
Industrial Devices	7.3
Energy	0.1
Other	4.1

Total	56.1
Corporate and eliminations	-17.5

Consolidated total	38.6

Supplemental Consolidated Financial Data

for Fiscal 2013 1Q, ended June 30, 2012

Panasonic Corporation

<Attachment 2> Reference

Segment information for fiscal 2012

Sales	yen (billions)

	1st quarter (Apr.-June)	2nd quarter (July-Sep.)	3rd quarter (Oct.-Dec.)	4th quarter (Jan.-Mar.)	Fiscal 2012 (Apr.-Mar.)
AVC Networks	449.9	463.7	488.5	311.4	1,713.5
Appliances	417.7	383.4	386.3	346.8	1,534.2
Systems & Communications	181.6	223.6	194.7	240.9	840.8
Eco Solutions	356.5	386.1	394.0	389.2	1,525.8
Automotive Systems	111.7	165.9	169.2	206.4	653.2
Industrial Devices	364.0	387.7	333.8	319.1	1,404.6
Energy	145.1	162.6	154.1	153.1	614.9
Other	484.5	500.8	418.2	477.4	1,880.9

Total	2,511.0	2,673.8	2,538.8	2,444.3	10,167.9
Eliminations	-581.5	-598.1	-578.6	-563.5	-2,321.7

Consolidated total	1,929.5	2,075.7	1,960.2	1,880.8	7,846.2

Segment profit	yen (billions)

	1st quarter (Apr.-June)	2nd quarter (July-Sep.)	3rd quarter (Oct.-Dec.)	4th quarter (Jan.-Mar.)	Fiscal 2012 (Apr.-Mar.)
AVC Networks	-3.8	-11.9	-24.8	-27.3	-67.8
Appliances	34.9	17.9	23.6	5.1	81.5
Systems & Communications	-9.9	3.3	4.3	19.6	17.3
Eco Solutions	6.1	13.3	19.1	20.4	58.9
Automotive Systems	-3.7	4.4	2.5	1.7	4.9
Industrial Devices	-2.7	2.1	-13.1	-2.9	-16.6
Energy	-7.5	-2.3	-6.9	-4.2	-20.9
Other	3.9	10.8	1.0	7.9	23.6

Total	17.3	37.6	5.7	20.3	80.9
Corporate and eliminations	-11.7	4.4	-13.8	-16.1	-37.2

Consolidated total	5.6	42.0	-8.1	4.2	43.7

Note:	The company restructured its Group organization on January 1, 2012, resulting in the number of reportable segments from six to eight. Accordingly, segment information for fiscal 2012 has been reclassified to conform to the presentation for fiscal 2013.

Supplemental Consolidated Financial Data

for Fiscal 2013 1Q, ended June 30, 2012

Panasonic Corporation

<Attachment 3> Reference

Domain companies’ information for fiscal 2013

Sales	yen (billions)

1st quarter (Apr.-June)
Healthcare Company	32.3
Manufacturing Solutions Company	44.6

Domain company profit	yen (billions)

1st quarter (Apr.-June)
Healthcare Company	1.8
Manufacturing Solutions Company	6.3

Domain companies’ information for fiscal 2012

Sales	yen (billions)

	1st quarter (Apr.-June)	2nd quarter (July-Sep.)	3rd quarter (Oct.-Dec.)	4th quarter (Jan.-Mar.)	Fiscal 2012 (Apr.-Mar.)
Healthcare Company	31.5	35.0	32.2	34.9	133.6
Manufacturing Solutions Company	47.2	46.6	32.5	33.5	159.8

Domain company profit	yen (billions)

	1st quarter (Apr.-June)	2nd quarter (July-Sep.)	3rd quarter (Oct.-Dec.)	4th quarter (Jan.-Mar.)	Fiscal 2012 (Apr.-Mar.)
Healthcare Company	0.9	2.1	2.1	3.7	8.8
Manufacturing Solutions Company	6.7	7.8	3.1	7.5	25.1

Note 1:	Healthcare Company and Manufacturing Solutions Company are included in Other segment.
Note 2:	The company restructured its Group organization on January 1, 2012. Accordingly, domain companies’ information for fiscal 2012 has been reclassified to conform to the presentation for fiscal 2013.

Supplemental Consolidated Financial Data

for Fiscal 2013 1Q, ended June 30, 2012

Panasonic Corporation

<Attachment 4> Reference

Capital Investment and Depreciation (tangible assets) for Fiscal 2012 and Fiscal 2013 (Forecast)

Capital Investment *	yen (billions)

	Fiscal 2012 1st quarter (Apr.-June)	Fiscal 2012 2nd quarter (July-Sep.)	Fiscal 2012 3rd quarter (Oct.-Dec.)	Fiscal 2012 4th quarter (Jan.-Mar.)	Fiscal 2012 Full year (Apr.-Mar.)	Fiscal 2013 Full year (Forecast)
AVC Networks	10.5	19.6	10.0	20.3	60.4	69.0
Appliances	9.4	12.7	11.0	18.3	51.4	55.0
Systems & Communications	3.1	3.3	2.2	4.7	13.3	11.0
Eco Solutions	8.0	8.5	6.8	9.8	33.1	27.0
Automotive Systems	1.4	1.7	2.2	3.6	8.9	10.0
Industrial Devices	16.9	18.5	20.1	22.6	78.1	72.0
Energy	7.8	13.2	14.4	18.4	53.8	86.0
Other	6.8	8.1	7.2	12.6	34.7	30.0

Total	63.9	85.6	73.9	110.3	333.7	360.0

*	These figures are calculated on an accrual basis.

Depreciation (tangible assets)	yen (billions)

	Fiscal 2012 1st quarter (Apr.-June)	Fiscal 2012 2nd quarter (July-Sep.)	Fiscal 2012 3rd quarter (Oct.-Dec.)	Fiscal 2012 4th quarter (Jan.-Mar.)	Fiscal 2012 Full year (Apr.-Mar.)	Fiscal 2013 Full year (Forecast)
Consolidated Total	74.9	75.4	71.5	74.0	295.8	300.0

Note 1:	Effective from the beginning of fiscal 2013, investments and depreciation expenses in molding dies are included in “Capital investment” and “Depreciation (tangible assets),” respectively. Accordingly, the amounts of “Capital investment” and “Depreciation (tangible assets)” for fiscal 2012 and fiscal 2013 (forecast) are changed.
Note 2:	The company restructured its Group organization on January 1, 2012, resulting in the number of reportable segments from six to eight. Accordingly, segment information for fiscal 2012 has been reclassified to conform to the presentation for fiscal 2013.

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

        The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group.

The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.